011.129619.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                 Schedule 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934
                           And Rule 13E-4 Thereunder)


                                INTEGON CAPITAL I
                                (Name of Issuer)

                               INTEGON CORPORATION
                      (Name of Person(s) Filing Statement)

                      10 3/4% Capital Securities, Series B
                         (Title of Class of Securities)

                                    45811BAC3
                      (CUSIP Number of Class of Securities)

                              Bernard J. Buselmeier
                          Motors Insurance Corporation
                            485 West Milwaukee Avenue
                             Detroit, Michigan 48202
                                 (313) 556-2428

                                (with copies to)

                                 Edwin D. Mason
                                 Foley & Lardner
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                                  (312) 755-2532

 (Name, Address and Telephone Number of Person Authorized to Received Notices and Communications on Behalf of the Person(s) Filing Statement)

                                November 12, 1997

                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
Calculation of Filing Fee

----------------------------------------------------------- -------------------
         Transaction
          Valuation*                  Amount of filing fee
        $134,733,000                         $26,230
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of all of the outstanding Securities at the total consideration of $1,347.33 per $1,000 liquidation value (including the amount attributable to any consent payment but excluding any accumulated distributions).

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,230         Form or Registration No.: Schedule 13E-4

Filing Party: Integon Corporation       Date Filed: November 12, 1997

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Item 9.           MATERIALS TO BE FILED AS EXHIBITS

               (a)(9)   Supplement to Offer to Purchase, dated December 3, 1997.

                  (a)(10)  Press Release, dated December 3, 1997.


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                                    SIGNATURE


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

                  December 3, 1997.          INTEGON CORPORATION

                           (Date)            By:      /s/ Bernard J. Buselmeier
                                                      -------------------------
                                                      (Signature)

                                             Name:    Bernard J. Buselmeier

                                             Title:   Executive Vice President

                                                         Exhibit (a)(9)
       Supplement to Offer to Purchase and Consent Solicitation Statement
                             Dated November 12, 1997

                               INTEGON CORPORATION

Ladies and Gentlemen:

Reference is made to the Offer to Purchase and Consent Solicitation Statement dated November 12, 1997 (the "Offer to Purchase") and the accompanying Consent and Letter of Transmittal previously sent to you (together with the Offer to Purchase, the "Offering Materials") by Integon Corporation, a Delaware corporation (the "Company"). The Offering Materials contained our offer to purchase (the "Tender Offer") any and all of the outstanding 10 3/4% Capital Securities, Series B of Integon Capital I (the "Capital Securities") as well as a related solicitation of consents (the "Consent Solicitation") for the consideration as stated in the Offer to Purchase.

The Offering Materials reflected that the expiration date for the Tender Offer was December 10, 1997 (the "Expiration Time"), whereas the Consent Date (as defined in the Offer to Purchase, the "Consent Date") for the Consent
Solicitation was November 25, 1997. In addition, the Offering Materials indicated that payment of the Consent Payment (as defined in the Offer to Purchase, the "Consent Payment") was payable only for those Capital Securities for which Consents (as defined in the Offer to Purchase, "Consents") were delivered and Capital Securities were tendered prior to the Consent Time (as defined in the Offer to Purchase, the "Consent Time") on the Consent Date. Any Capital Securities tendered subsequent to the Consent Time on the Consent Date but prior to the Expiration Time would receive the Tender Offer Consideration (as defined in the Offer to Purchase), which represented the difference between the Total Consideration (as defined in the Offer to Purchase, the "Total Consideration") and the Consent Payment, whereas any holder who tendered Capital Securities and delivered Consents pursuant to the Consent Solicitation prior to the Consent Time on the Consent Date would receive the Total Consideration.
Further, the Offering Materials indicated that Consents were revocable only until the Consent Date. Additionally, the Offering Materials provided that certain conditions to the Tender Offer were subject to the Company's sole discretion.

The Consent Solicitation is being amended hereby in the following manner: (i) the Consent Date has been extended to be the same date as the Expiration Time (the "Amended Consent Date"); (ii) any holder tendering Capital Securities and delivering a Consent prior to the Amended Consent Date shall receive the Total Consideration (including the Consent Payment); (iii) any Consent may be revoked at any time prior to the Consent Time on the Amended Consent Date; and (iv) any conditions contained in the Offering Materials that are subject to the Company's sole discretion shall mean that such conditions are subject to the Company's reasonable discretion.

All other terms and conditions of the Tender Offer and the Consent Solicitation remain unchanged. Pursuant to those terms and conditions as well as the amended terms and conditions contained herein, any tendered Capital Securities may be withdrawn on or prior to the Expiration Time and any Consents delivered pursuant to the Consent Solicitation may be revoked on or prior to the Amended Consent Date.

Morgan Stanley & Co. Incorporated is the Dealer Manager for the Tender Offer and the Solicitation Agent for the Consent Solicitation. Questions regarding the terms of the Tender Offer and the Consent Solicitation may be made to Morgan Stanley at (800) 624-1808. Copies of the Offering Materials may be obtained by calling D.F. King & Co., the Information Agent of the Tender Offer and the Consent Solicitation, at (800) 290-6424.

December 3, 1997


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         Any  questions  regarding the terms of the Tender Offer and the Consent
Solicitation may be directed to the Dealer Manager.

         The Dealer Manager for the Tender Offer and the Solicitation Agent for the Consent Solicitation is

                           MORGAN STANLEY DEAN WITTER

                           Liability Management Group
                           1585 Broadway, Second Floor
                            New York, New York 10036
                         Call Toll-free: (800) 624-1808

         Any questions or requests for assistance or additional copies of this Supplement to the Offer to Purchase, the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address listed below. A Holder may also contact such Holder's broker, dealer, commercial bank, trust company or nominee for assistance concerning the Tender Offer.

                  The Information Agent for the Tender Offer is

                              D.F. KING & CO., INC.

                                 77 Water Street
                            new York, New York 10005
                            Toll-Free (800) 290-6427
               Banks and brokers may call collect: (212) 269-5550

                     The Depositary for the Tender Offer is

                     FIRST CHICAGO TRUST COMPANY OF NEW YORK



               By Mail:                              By Hand Delivery:

First Chicago Trust Company of New York  First Chicago Trust Company of New York
          Tenders & Exchanges                      Tenders & Exchanges
             P.O. Box 2569                   c/o The Depository Trust Company
              Suite 4660                               55 Water Street
       Jersey City, NJ 07303-2569                         DTC TAD
                                              Vietnam Veterans Memorial Plaza
                                                   New York, NY 10041



                              By Overnight Courier:

                     First Chicago Trust Company of New York
                               Tenders & Exchanges
                                 14 Wall Street
                                    8th Floor
                                 Suite 4680-INT
                               New York, NY 10005


      Facsimile Transmission                 For Confirmation and/or
 (For Eligible Institutions Only)                Information Call

          201-222-4720                             800-438-0057
               or
          201-222-4721

Press Release                                               Exhibit (a)(10)

                            INTEGON TENDER OFFER AND
                          CONSENT SOLICITATION AMENDED

For Immediate Release

December 3, 1997 -- Integon Corporation announced, effective immediately, certain amendments to its cash tender offer for any and all of the outstanding 10 3/4% Capital Securities, Series B of Integon Capital I and the related consent solicitation commenced on November 12, 1997. Specifically, the consent date of the consent solicitation has been extended from November 25, 1997 to December 10, 1997, the same date as the expiration time of the related tender offer. As a result of the extension, holders tendering Capital Securities and delivering consents on or before December 10, 1997 will receive the total consideration available, which includes a consent payment. In addition, the extension also allows tendering holders to revoke their previously delivered consents until that date so long as the related tendered securities are concurrently withdrawn.

Morgan Stanley & Co. Incorporated is the dealer manager for the tender offer and the solicitation agent for the consent solicitation. Questions regarding the terms of the tender offer and consent solicitation may be forwarded to Morgan Stanley at (800) 624-1808. Copies of the offering documents, including the notice of the amendments described herein, may be obtained by calling D.F. King & Co. at (800) 290-6424.

This news release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer and the consent solicitation are only made pursuant to the offering documents.



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